AKOUSTIS TECHNOLOGIES INC.
9805-H Northcross Center Court
Huntersville, NC 28078
Phone: (704) 997-5735 Fax: (704) 997-5734

October 16, 2015

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

Washington, D.C. 20549

Attn:	Katherine Wray
Melissa Walsh
Stephen Krikorian
Ji Shin

Re:	Akoustis Technologies, Inc.
Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-206186)
Request for Acceleration

Ladies and Gentlemen:

Akoustis Technologies, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement under Rule 461 of the Securities Act of 1933, as amended, and declare the Registration Statement effective at 12:00 noon, Eastern Daylight Time, on Tuesday, October 20, 2015, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

  Should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Company may not assert the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AKOUSTIS TECHNOLOGIES, INC.

By:/s/ Jeffrey B. Shealy

Name:  Jeffrey B. Shealy

Title:  Chief Executive Officer